Filed Pursuant to Rule 433

Dated December 8, 2005

Registration Statement

No. 333-114049

CARRAMERICA REALTY OPERATING PARTNERSHIP, L.P.

CARRAMERICA REALTY CORPORATION

CARRAMERICA REALTY, L.P.

$250,000,000

5.500% SENIOR NOTES DUE 2010

FINAL PRICING TERMS

ISSUER:	CarrAmerica Realty Operating Partnership, L.P.

GUARANTEES:	Fully and unconditionally guaranteed by CarrAmerica Realty Corporation and CarrAmerica Realty, L.P.

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$250,000,000

EXPECTED RATINGS:	Baa2/BBB

FORMAT:	SEC Registered (Global) (No. 333-114049)

MATURITY:	December 15, 2010

SETTLEMENT:	December 13, 2005 (T+3)

PRICE TO PUBLIC:	$996.46 per $1,000 principal amount; 99.646% of principal amount

UNDERWRITING DISCOUNT:	0.600% of principal amount

SALES CONCESSION	0.350% of principal amount

RE-ALLOWANCE	0.225% of principal amount

PRICE TO ISSUER	$990.46 per $1,000 principal amount; 99.046% of principal amount

COUPON:	5.500% per year (payable semi-annually) from December 13, 2005

PRICING BENCHMARK:	UST 4.500% due November, 2010

UST SPOT:	4.402%

SPREAD TO BENCHMARK:	T5 + 118 bps

INTEREST PAYMENT DATES:	June 15 and December 15, beginning June 15, 2006

MAKE-WHOLE CALL AT ANY TIME:	Treasury Rate plus 20 basis points

DENOMINATIONS:	$1,000 and multiples of $1,000

NET PROCEEDS TO ISSUER:	$247,615,000, before estimated expenses of $200,000

BOOKS:	JPMorgan Securities, Inc.	75,000,000
	UBS Securities LLC	75,000,000

CO-MANAGERS:	Banc of America Securities LLC	18,750,000
	Goldman, Sachs & Co.	18,750,000
	Morgan Stanley & Co. Incorporated	18,750,000
	Wachovia Capital Markets, LLC	18,750,000
	BNY Capital Markets, Inc.	6,250,000
	Commerzbank Capital Markets Corp.	6,250,000
	PNC Capital Markets LLC	6,250,000
	Wells Fargo Securities, LLC	6,250,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or by calling UBS Securities LLC toll-free at 1-888-722-9555 ext. 1088.